UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number     333-146701-03

AFS SenSub Corp.

(with respect to AmeriCredit Automobile Receivables Trust 2008-2)

(Exact name of registrant as specified in its charter)

801 Cherry Street, Fort Worth, Texas 76102; (817) 302-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A-1 Floating Rate Asset Backed Notes

Class A-2 Floating Rate Asset Backed Notes

Class A-3 Floating Rate Asset Backed Notes

Class B 10.75% Asset Backed Notes

Class C 13.15% Asset Backed Notes

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☒
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date:

Class A-1 Floating Rate Asset Backed Notes:	1
Class A-2 Floating Rate Asset Backed Notes:	1
Class A-3 Floating Rate Asset Backed Notes:	1
Class B 10.75% Asset Backed Notes:	1
Class C 13.15% Asset Backed Notes:	1

Pursuant to the requirements of the Securities Exchange Act of 1934, AFS SenSub Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:	January 16, 2009	BY:	/s/ J. Michael May
		Name:	J. Michael May
		Title:	Executive Vice President, Chief Legal Officer and Secretary